Exhibit 12

	October 31,
	2009		2010		2011		2012	2013
Earnings (loss):
Income (loss) before income taxes	$(496,465)		$(117,187)		$(29,366)		$112,942	$267,697
Interest expense	96,727		106,997		80,282		90,521	115,238
Rent expense	5,812		5,528		4,135		3,728	3,658
Amortization	1,239		1,374		1,347		1,782	2,952
	$(392,687)		$(3,288)		$56,398		$208,973	$389,545
Fixed charges:
Homebuilding
Interest incurred	$118,026		$114,975		$114,761		$125,783	$134,198
Rent expense	5,812		5,528		4,135		3,728	3,658
Amortization	1,239		1,374		1,347		1,782	2,952
	$125,077		$121,877		$120,243		$131,293	$140,808
Ratio		(a)		(a)		(a)	1.59	2.77

(a)
For the twelve-month periods ended October 31, 2011, 2010, and 2009, our earnings were not sufficient to cover fixed charges by approximately $63.8 million, $125.2 million, and $517.8 million, respectively.